EXHIBIT 21
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News Release
C-98014

     Acer to Purchase Texas Instruments Shares in TI-Acer Joint Venture
                    Operation to Become Acer Subsidiary

     TAIPEI, Taiwan (March 4, 1998) -- The Acer Group and Texas Instruments Incorporated (NYSE: TXN) today announced a definitive agreement for Acer to purchase TI's shares in the TI-Acer semiconductor memory chip joint venture, located in Taiwan.

     Under terms of the agreement, Acer will continue to operate the TI-Acer manufacturing facility in Hsinchu Science Park, maintaining the existing workforce of approximately 1500 employees. The operation would become a business of The Acer Group, and would operate under the name of Acer Semiconductor Manufacturing, Inc. (ASMI).

     "This strategic action enhances Acer's business goals to move into the semiconductor foundry business," said Stan Shih, chairman and chief executive officer of Acer. "We have stated that we wanted to be a major player in the semiconductor manufacturing area. With this agreement, Acer will acquire one of the largest and most advanced wafer fabs in Taiwan, capable of producing a variety of advanced integrated circuits."

     "This agreement offers Acer an excellent opportunity to quickly become a major player in the semiconductor fabrication business," said Richard K. Templeton, president of TI's semiconductor group. "It provides them with a state-of-the-art facility, advanced technology and skilled employees, while also providing growth opportunities for the TI-Acer operation."

     The TI-Acer facility includes one 8-inch wafer fab line and one 6-inch line, and produces 16-megabit and 64-megabit DRAMs using 0.28-micron technology. During a transition period TI will continue to purchase 16Mb and 64Mb DRAM products from this facility.

     As part of the agreement, TI and Acer have agreed upon the essential terms of a ten-year semiconductor patent cross-license agreement between TI and Acer Semiconductor Manufacturing, Inc. Under the terms of the license agreement, ASMI will be licensed to manufacture its own products as well as to act as a foundry for the products of other companies.

     The joint-venture company was established in 1989 for the purpose of manufacturing dynamic random access memory (DRAM) chips used in electronic products. Presently, Acer holds a 48 percent share of the company's voting shares, TI holds 33 percent and other investors hold the remaining 19 percent.

     The transaction is subject to certain third-party approvals and is expected to close within the second quarter. In connection with this action, TI expects to recover its original investment. Financial terms were not disclosed.

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NOTE TO EDITORS:  Established in 1976, Acer is one of the world's largest PC companies, offering a broad selection of industry-leading, high-end multi-user servers, multimedia PCs, notebooks, computer peripherals and components, and communications devices. More than 23,000 employees and 120 enterprises are found worldwide in 44 countries, supporting dealers and distributors in over 100 countries. The Acer Group's turnover in 1997 was US$6.3 billion. To find out more, check out Acer's web site at http://www.acer.com

Texas Instruments Incorporated is a global semiconductor company and the world's leading designer and supplier of digital signal processing solutions, the engines driving the digitization of electronics. Headquartered in Dallas, Texas, the company's businesses also include materials and controls, educational productivity solutions, and digital imaging. The company has manufacturing or sales operations in more than 25 countries.

Texas Instruments is traded on the New York Stock Exchange under the symbol TXN. More information is located on the World Wide Web at http://www.ti.com.